Exhibit 2
PRESS RELEASE

JACADA EXPANDS EUROPEAN PRESENCE, SIGNS SELESTA AS DISTRIBUTOR

SELESTA AND JACADA PARTNER TO WEB ENABLE HOST- CENTRIC APPLICATIONS FOR SPAIN AND PORTUGAL MARKETS

ATLANTA, November 22, 1999 - Jacada Ltd. (NASDAQ: JCDA) today announced the signing of a distribution agreement with Selesta Gestion Centros S.A to resell and provide services for Jacada in Spain, Portugal and Andorra. Selesta, based in Madrid, Spain, distributes leading software systems and provides related support and consulting services. The organization has proven expertise working with large enterprises to maximize efficiencies of existing host-centric systems. The agreement was highlighted at Jacada's European Distributor Meeting on Nov. 15-16, in Madrid, Spain.

         Jacada develops, markets and supports Internet infrastructure software that enables businesses to leverage their existing host-centric software applications to conduct business over the Web.

         "Selesta customers have significant investments in host-centric systems and Jacada offers the best solution for our customers to quickly and cost-effectively deploy e-business solutions for their existing mainframe and AS/400 applications," Camilo Garcia de Polavieja, president, general manager, Selesta said.

         "Throughout the late 1990's, we worked with customers to ensure Y2K compliance," Josep Branchat, Director of Business Development, said, "Now, using Jacada for Java, we will work with customers to deploy these proven applications as e-business solutions."

         "We are pleased to partner with Selesta with its strong, proven track record of helping large enterprises maximize their investments in host-centric computing," Michael Potts, president, Jacada said. "Selesta is extremely selective with the products it sells and supports. They are sought after by many software companies and we are pleased to partner with Selesta to service and support the markets in Spain, Portugal and Andorra."

         ABOUT SELESTA GESTION CENTROS

         In business since 1975, the Selesta Company, based in Italy, Spain and South America, distributes leading software systems and provides related support services.

         ABOUT JACADA LTD.

         Founded in 1990, Jacada Ltd. develops, markets, and supports a family of e-business infrastructure solutions that enable businesses to utilize their existing host-centric software applications to conduct business over the Internet. The company operates globally with headquarter offices in Atlanta, Georgia; Herzliya, Israel; and London, UK. Jacada can be reached at www.jacada.com or at 1-800-773-9574. The company's ordinary shares are traded on Nasdaq under the symbol JCDA.